FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          October 2009

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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


                                Table of Contents

Document 1  News Release dated October 22, 2009
Document 2  Material Change Report dated October 22, 2009


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                                                                      Document 1

                                                   #711-675 WEST HASTINGS STREET
                                                VANCOUVER, B.C.  CANADA  V6B 1N2
                                                        TELEPHONE:  604-685-2222
                                                              FAX:  604-685-3764
                                                          WWW.AMADORGOLDCORP.COM

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FOR IMMEDIATE RELEASE:  October 22, 2009                               TSX-V:AGX

             AMADOR GOLD SAMPLES 183.5 G/T GOLD AT HORWOOD PROPERTY

o NOVEMBER DRILL PROGRAM TO TEST STRUCTURES DOWN DIP AND ON STRIKE WITH HIGH GRADE GOLD SHOWINGS AS WELL AS ADDITIONAL GEOPHYSICAL TARGETS

o LATEST SAMPLE TAKEN 15 METERS FROM HIGH-GRADE RHB ZONE WHICH RECENTLY RETURNED GRAB SAMPLES AS HIGH AS 75.0 G/T

o PROPERTY LOCATED NORTH OF SPLAY OFF DESTOR-PORCUPINE FAULT, 60 KM SOUTHWEST OF WEST TIMMINS MINING/LAKE SHORE GOLD'S THUNDER CREEK DISCOVERY OF 12.75 G/T GOLD OVER 83.4 METERS

o CHANNEL SAMPLING AND TRENCHING COMPLETED ON OTHER SHOWINGS ON PROPERTY WITH ASSAYS PENDING

VANCOUVER - AMADOR GOLD CORP. (TSX-V:AGX) (the "Company") is pleased to announce that a grab sample taken 15 meters from the RHB zone has returned an assay of 183.5G/T GOLD. The RHB zone, which previously returned grab samples as high as
75.0 G/T GOLD, was discovered in August,  2009 (see news release dated August 6,
2009).

An audio interview providing an overview of this release and the Horwood property has been prepared with Peter Caldbick, the Company's PGeo. for the Horwood Project, and is available via the following link (link will go live at approximately 9:30am EST, October 22, 2009):

http://www.smallcapepicenter.com/executive/agxbtpr21october2009/index.htm

"The extremely high grades of gold from surface samples along with existing geophysical targets will guide the Company's upcoming drill program, scheduled for early November. Drilling will attempt to identify gold mineralization and controlling structures at depth." comments Company President, Richard Hughes.

Recent stripping and trenching programs have exposed a series of narrow, parallel quartz veins hosted within granodiorite part of the Horwood Peninsula Pluton (HPP) proximal to a granodiorite mafic metavolcanic contact. High-grade showings have been discovered along this contact as well as within the granodiorite.


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


The quartz veins are described as shallow northwest dipping quartz veins with pyrite and carbonate alteration up to 0.5 meters in width and trending 060 degrees. Previous RHB grab samples returned grades of 75.0 g/t Au, 60.68 g/t Au,
57.1 g/t Au, 48.3 g/t Au and 43.3 g/t Au.

Amador's exploration team is currently compiling geological and geophysical data on the Horwood project to select additional drill targets.

The Horwood Project is located approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

To view a map of the Horwood property please click on the following link or cut and paste the link into your web browser:

http://www.amadorgoldcorp.com/i/pdf/horwoodgeov5.pdf

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. The Horwood project is supervised by Charles Hartley.

ABOUT AMADOR GOLD

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project which recently completed its spring drill program and the Horwood gold project.

For information on active projects and to see Smartstox  interviews with Company
president,   Richard   Hughes,   please   visit   the   Company's   website   at
www.amadorgoldcorp.com.

CONTACT INFORMATION

Corporate Inquiries:  Kevin Hull or Alan Campbell, INVESTOR RELATIONS
Phone:                (604) 685-2222
Email:                info@amadorgold.com
Website:              www.amadorgoldcorp.com

AGORACOM Investor Relations:
Email:       agx@agoracom.com
Website:     http://www.agoracom.com/ir/amador

      THE STATEMENTS MADE IN THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT MAY INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. ACTUAL
  EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS AND
                                  PROJECTIONS.

   THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR
                         ACCURACY OF THIS NEWS RELEASE.


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                                                                      Document 2
                             MATERIAL CHANGE REPORT

To:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - October 22, 2009.

ITEM 3.  NEWS RELEASE - News Release issued October 22, 2009 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces that a grab sample taken 15 meters from the RHB zone has returned an assay of 183.5G/T GOLD.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces that a grab sample taken 15 meters from the RHB zone has returned an assay of 183.5G/T GOLD. The RHB zone, which previously returned grab samples as high as 75.0 G/T GOLD, was discovered in August, 2009 (see news release dated August 6, 2009).

         An audio interview providing an overview of this release and the Horwood property has been prepared with Peter Caldbick, the Company's PGeo. for the Horwood Project, and is available via the following link (link will go live at approximately 9:30am EST, October 22, 2009):


         http://www.smallcapepicenter.com/executive/agxbtpr21october2009/
         index.htm

         "The extremely high grades of gold from surface samples along with existing geophysical targets will guide the Company's upcoming drill program, scheduled for early November. Drilling will attempt to identify gold mineralization and controlling structures at depth." comments Company President, Richard Hughes.

         Recent stripping and trenching programs have exposed a series of narrow, parallel quartz veins hosted within granodiorite part of the Horwood Peninsula Pluton (HPP) proximal to a granodiorite mafic metavolcanic contact. High-grade showings have been discovered along this contact as well as within the granodiorite.

         The quartz veins are described as shallow northwest dipping quartz veins with pyrite and carbonate alteration up to 0.5 meters in width and trending 060 degrees. Previous RHB grab samples returned grades of
         75.0 g/t Au, 60.68 g/t Au, 57.1 g/t Au, 48.3 g/t Au and 43.3 g/t Au.

         Amador's   exploration  team  is  currently  compiling  geological  and geophysical data on the Horwood project to select additional drill targets.

         The Horwood Project is located approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

         To view a map of the Horwood property please click on the following link or cut and paste the link into your web browser:

         http://www.amadorgoldcorp.com/i/pdf/horwoodgeov5.pdf

         Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. The Horwood project is supervised by Charles Hartley.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 22nd day of October 2009.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AMADOR GOLD CORP.
                                     (Registrant)

Date:    October 23, 2009            By: /s/ Beverly J. Bullock
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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